Aurora Cannabis Finalizes Largest Acquisition in Cannabis Industry History

Transaction Establishes Global Medical Cannabis Leader

TSX: ACB

EDMONTON, March 28, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) announced today that with the second take-up under its offer to acquire all of the outstanding shares of CanniMed Therapeutics Inc. ("CanniMed") (TSX: CMED), the Company now owns approximately 95.9% of CanniMed common shares (the "CanniMed Shares"). The Company intends to acquire the remaining outstanding shares it does not already own through a compulsory share acquisition, pursuant to the Canada Business Corporations Act.

The transaction unites Aurora, one of the world's largest and fastest growing cannabis companies, with CanniMed, a pioneering cannabis company that has been operating in the industry longer than any other competitor, and whose brand strongly resonates with the medical community. The combined entity, under the Aurora banner, creates a global medical cannabis leader, and will continue to pursue an aggressive strategy of rapid technological and product innovation, and international expansion.

Management Commentary

"We are delighted to have finalized the largest transaction to date in the cannabis industry," said Terry Booth, CEO. "We are now combining CanniMed, the pioneer of the Canadian cannabis industry, with Aurora's best practices, innovations, funded production capacity, distribution network, and rapidly growing international footprint. This acquisition and the resulting synergies transform Aurora into a leading company in the global medical cannabis space. We believe that our combined assets, capabilities, and brand strength, as well as our consistent execution, position us very well to gain significant share of the global market. We have commenced integrating the organizations, and look forward to reporting on our progress, innovations and other corporate developments in the coming months as we continue to execute our growth strategy."

Track Record and Reputation with Medical Community Create Platform for Accelerated Growth

CanniMed (previously Prairie Plant Systems Inc.), was granted a contract in 2000 by Health Canada to produce medical cannabis, making it the longest standing federally regulated producer in Canada.

With an 18-year track-record, 13 of which as the sole supplier to Health Canada, and not a single product recall, CanniMed has built an impressive reputation with the Canadian and international medical community, and has developed, organically, a network of over 5,000 referring physicians. Aurora management believes that CanniMed produces and distributes the most physician-prescribed cannabis oil in the Canadian medical cannabis system.

CanniMed's standing with the cannabis community will also be rapidly elevated following its successful integration with Aurora, through the company-wide adoption of the Aurora Standard, harnessing Aurora's industry leading best practices, and an inclusive, compassionate, and enlightened approach to cannabis culture and community.

By leveraging Aurora's ability to accelerate facility expansion and licensing projects, as well as increasing access to additional global distribution channels, the combined Company creates a strengthened platform from which to drive further growth for patients, physicians, and shareholders alike.

Medical Cannabis Centre of Excellence in Saskatoon

Aurora intends to invest significant capital and human resources in developing a Medical Cannabis Centre of Excellence ("MCCE") in Saskatoon to accelerate penetration of jurisdictions with existing or planned medical cannabis systems One of the key objectives for the MCCE is to develop a significant pipeline of higher-margin therapeutic products that will unlock new markets and enhance the Company's brand and reputation internationally.

CanniMed was the first cannabis company to conduct a Health Canada approved clinical study. Beginning in June 2015, the double-blind, placebo-controlled clinical trial focused on medical cannabis therapy in adults with osteoarthritis of the knee. Since then, CanniMed, through various levels of participation, has engaged in four further clinical trials in a range of therapeutic areas.
The Company intends to leverage the staff and scientific know-how and capabilities of both Aurora and CanniMed to continue to develop new drug delivery technologies, and identify additional strategic partners to collaborate with on the introduction of new dosage forms and novel product types.

To date, CanniMed has developed a highly regarded line of ingestible cannabis oils, cannabis oil capsules, a line of transdermal topical creams, and has product development partnerships including a sub-lingual dissolvable cannabis infused wafer.

Growing Capacity – EU GMP Certification

The combined entity has funded production capacity exceeding 280,000 kg per year. In addition to its already EU GMP certified Mountain facility, Aurora is pursuing EU GMP certification for all of its new facilities, and will help accelerate certification of the CanniMed facility. EU GMP certification requirements are a significant barrier to entry, providing Aurora with a pronounced early mover advantage to establish significant market share in the rapidly growing European medical cannabis markets.

International Presence

Aurora currently supplies cannabis products and/or is building licensed facilities in countries including Canada, Germany, Italy, Denmark, and Australia, while CanniMed has delivered product or has supply agreements in Canada, Australia, Cayman Islands, and South Africa. This makes the combined entity one of the world's most geographically diversified cannabis companies. Both companies are currently actively pursuing entry into new jurisdictions through additional export arrangements, distribution partnerships, and licensed production opportunities. The companies' existing and potential target markets have a combined population of nearly 800 million people.

Distribution Channels

CanniMed and Aurora combined have supply and distribution agreements in place with Shoppers Drug Mart and PharmaChoice, two of the leading pharmacy brands in Canada. Through its wholly owned subsidiary Pedanios GmbH, Aurora has supplied well over 2,000 pharmacies in Germany. The combined entity is actively pursuing additional such relationships around the globe. The Company's experience in EU GMP certified production is an important strategic advantage that management anticipates will continue to make the combined entity a leading partner of choice for governments, patients, physicians, pharmacies and distributors, in both existing and emerging medical cannabis markets.

Take-up Details

The Company has taken up approximately 23.5 million CanniMed Shares pursuant to Aurora's November 24, 2017 bid for all of the outstanding shares of CanniMed (the "Offer"), representing 93.1% of the outstanding CanniMed Shares as of the expiry time of the Offer on March 24, 2018 Aurora issued approximately 69.3 million common shares and paid approximately $134 million for the CanniMed Shares taken-up. The Offer has now expired. Aurora now owns approximately 95.9% of the outstanding CanniMed Shares (including CanniMed Shares acquired in market purchases).

Aurora currently intends to effect a subsequent acquisition transaction to acquire the CanniMed Shares not tendered to the Offer, which it anticipates completing through the compulsory share acquisition procedures set out in the Canada Business Corporations Act.

CanniMed shareholders will have the opportunity to receive the same consideration in the subsequent acquisition transaction as they were entitled to receive from the Offer. Following the completion of such subsequent acquisition transaction, Aurora intends for CanniMed to apply to the Toronto Stock Exchange (the "TSX") to delist the CanniMed shares from trading on the TSX and, if permitted by applicable law, cause CanniMed to cease to be a reporting issuer (or equivalent) under applicable Canadian securities laws. Aurora anticipates completing the subsequent acquisition transaction and delisting towards the middle of the second calendar quarter of 2018.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc.

Aurora is close to completion of the acquisition of all the outstanding shares of CanniMed Therapeutics Inc, Canada's most experienced licensed producer of medical cannabis, adding over 20,000 kg per annum in funded capacity, as well as Canada's strongest medical cannabis brand.

Aurora also owns Berlin-based Pedanios, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 19.88% ownership interest in Liquor Stores N.A., ("LIQ") who are developing a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc, and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index

About CanniMed Therapeutics

CanniMed is a Canadian-based, international plant biopharmaceutical company and a leader in the Canadian medical cannabis industry, with 17 years of pharmaceutical cannabis cultivation experience, state-of-the-art, GMP-compliant production process and world class research and development platforms with a wide range of pharmaceutical-grade cannabis products.

CanniMed, through its subsidiaries, was the first producer to be licensed under the Marihuana for Medical Purposes Regulations, the predecessor to the current Access to Cannabis for Medical Purposes Regulations. It was the sole supplier to Health Canada under the former medical marijuana system for 13 years and has been producing safe and consistent medical marijuana for thousands of Canadian patients, with no incident of product diversion or recalls.

For more information, please visit our websites: www.cannimed.ca (patients) and www.cannimedtherapeutics.com (investors).

On behalf of the Boards of Directors,

AURORA CANNABIS INC.
Terry Booth
CEO

Shareholder Questions

Questions may be directed to Aurora's Information Agent at:

Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

Forward-Looking Information Cautionary Statement

This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Forward looking statements in release include statements regarding the proposed completion of a subsequent acquisition transaction. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. A more complete discussion of the risks and uncertainties facing the Company appears in the Company's Annual Information Form and continuous disclosure filings, which are available at www.sedar.com.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Notice to U.S. Holders

The Offer is made for the securities of a company formed outside of the United States. The Offer will be subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the documents, if any, will be prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for a securityholder in the United States to enforce his/her/its rights and any claim a securityholder may have arising under the U.S. federal securities laws, since the issuer is located in Canada, and some or all of its officers or directors may be residents of Canada or another country outside of the United States. A securityholder may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2018/28/c7224.html

%SEDAR: 00025675E

For further information: Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Craig MacPhail, NATIONAL Equicom, +1 416-586-1938,cmacphail@national.ca

CO: Aurora Cannabis Inc.

CNW 07:00e 28-MAR-18